Filed Pursuant to Rule 433
Registration No. 333-159164
June 9, 2009

ENTERGY MISSISSIPPI, INC.

 $150,000,000

First Mortgage Bonds,
6.64% Series due July 1, 2019

Final Terms and Conditions

June 9, 2009

Issuer:	Entergy Mississippi, Inc.

Market Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody's Investors Service A- (negative outlook) by Standard & Poor's Ratings Services

Trade Date:	June 9, 2009

Settlement Date (T+3):	June 12, 2009

Principal Amount:	$150,000,000

Coupon:	6.640%

Coupon Payment Dates:	January 1 and July 1 of each year

First Payment Date:	January 1, 2010

Final Maturity:	July 1, 2019

Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 50 bps

UST Benchmark:	3.125% due May 15, 2019

Spread to UST Benchmark:	+ 280 bps

Treasury Price:	94 - 02+

Treasury Yield:	3.848%

Re-offer Yield:	6.648%

Issue Price to Public:	99.936%

Joint Book-Running Managers:	Goldman, Sachs & Co.
Scotia Capital (USA) Inc.

Co-Manager:	BNY Mellon Capital Markets, LLC

CUSIP / ISIN:	29364N AP3 / US29364NAP33

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Goldman, Sachs & Co. toll free at 1-866-471-2526, or (ii) Scotia Capital USA) Inc. toll free at 1-800-372-3930.